FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of March, 2008

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     TDK Corporation
                                                     (Registrant)

March 7, 2008
                                             BY: /s/ Isao Ishizaka
                                                     Isao Ishizaka
                                                     General Manager
                                                     of General Affairs Dept.



                                                     TDK  Corporation
                                                     1-13-1,Nihonbashi,Chuo-ku,
                                                     Tokyo, 103-8272 Japan
                                                     Tel:81-3-5201-7100

March 7, 2008

                        TDK CORPORATION (the "Company")

Notice of Record Date for Year - End Dividends and Amount of Proposed Dividends

Dear Sirs:

     Pursuant to Section I, Paragraph 8 of the undertaking of the Company dated 1982, which was submitted to the New York Stock Exchange, Inc. ("NYSE") in connection with the listing of shares of Common Stock of the Company on NYSE, set forth below are the record date for the proposed distribution of dividends of surplus and the estimated amount of such dividends, subject to the resolution of 112th Ordinary General Meeting of Shareholders scheduled to be held at the end of June 2008.

-    Record date:
          March 31, 2008 (Japan Time)

-    Estimated amount of proposed dividends subject to the above resolution:
          Yen  70.00 per share of Common Stock

-       Payment commencement date:

          At the end of June 2008 (the day after the Ordinary General Meeting of Shareholders)

- The amount of the proposed year-end dividends set out above is an approximate estimate. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the above amount will in fact be approved at the Ordinary General Meeting of Shareholders mentioned above.

-    The Company's  projection for the total annual  dividends  currently is Yen
     130  per  share,   including  the  Yen  60  interim  dividends   previously
     distributed on December 6, 2007.


                                                               Very truly yours,

                                                      TDK CORPORATION

                                                BY: /s/ Isao Ishizaka
                                                        Isao Ishizaka
                                                        General Manager
                                                        of General Affairs Dept.